EXHIBIT 99.1

Innate Pharma Announces Publication In Science Immunology Highlighting Innovative Next-Generation ANKET® IPH6501

Marseille, France, November 19, 2024, 7:00 A.M. CET

•IPH6501 is a first-in-class tetra-specific NK cell engager armed with a variant of IL-2, targeting CD20 and developed for B-NHL
•IPH6501 boosts NK cell proliferation and cytotoxicity, showing activity in vitro against a range of B-NHL cell lines, in vivo in various preclinical models and ex vivo in samples from R/R B-NHL patients
•In vivo studies further validated that IPH6501 augments the ability of peripheral NK cells to migrate and infiltrate tumors
•Results support clinical development of IPH6501 in R/R B-NHL

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced the publication in Science Immunology of preclinical data demonstrating the potential of IPH6501, Innate’s proprietary NK cell engager including an IL-2v and targeting CD20 from the ANKET® platform. IPH6501 is currently evaluated in a Phase 1/2 clinical trial in B-cell non-Hodgkin lymphoma (B-NHL) (NCT06088654).

The data published shows that IPH6501, also called CD20-NKCE-IL2v in the publication, boosts NK cell proliferation and cytotoxicity, showing activity against a range of B-NHL cell lines, including those with low CD20 density. In vivo studies in nonhuman primates and tumor mouse models further validated its efficacy and revealed that IPH6501 induces peripheral NK cell migration at the tumor site.

“These new findings underscore the remarkable potential of IPH6501 to transform the treatment landscape for B-NHL. IPH6501 showed greater killing efficacy over a T cell engager targeting CD20 in in vitro preclinical models while presenting reduced toxicities compared with those commonly associated with T cell therapies. We are particularly encouraged by results that reveal IPH6501’s ability to drive NK cell migration directly to tumor sites, highlighting its potential as a game-changer in immuno-oncology. These findings are a testament to the promise of NK cell therapies to deliver safer and more targeted solutions for patients in need,” commented Eric Vivier, DVM, PhD, Chief Scientific Officer of Innate Pharma.

The data published further support the current clinical development plan of IPH6501 in Relapsed/Refractory B-NHL.

About ANKET®

ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer. This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About IPH6501

IPH6501 is the first Antibody-based NK cell Engager Therapeutic to co-engage activating receptors on NK cells (NKp46 and CD16), IL-2R (but not a subunit) through a variant of human IL-2, and a tumor antigen (CD20) via a single molecule, hence providing proliferation and activation signals targeted to NK cells and promoting their cytotoxic activity against CD20 expressing malignant cells.

IPH6501 has shown better anti-tumor efficacy than approved benchmark antibodies in preclinical tumor models (Demaria, EHA 2023, Carrette, SITC 2024, Demaria et al, Science Immunology 2024).

IPH6501 is currently being evaluated in a Phase 1/2 multicenter trial (NCT06088654), investigating the safety and tolerability of IPH6501 in patients with Relapsed and/or Refractory CD20-expressing B-cell Non-Hodgkin’s Lymphoma.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC).

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler

Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

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NewCap
Arthur Rouille
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